[redacted]

13012478

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section FEB 27 2013 Washington DC 402

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-37730

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Haverford Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Three Radnor Corporate Center, Suite 450
(No. and Street)

Radnor (City) Pennsylvania (State) 19087 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul S. Rovner 610-995-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

1601 Market Street (Address) Philadelphia (City) Pennsylvania (State) 19103 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Binney H.C. Wietlisbach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Haverford Trust Securities, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
DEBORAH L. ROBERTS, Notary Public
Upper Providence Twp., Delaware County
My Commission Expires May 4, 2014

Deborah L. Roberts
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of XXXXXXXXXXXXXXXXXXXXXXX Cash Flows.
- [X] (e) Statement of Changes in Stockholders' Equity XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

HAVERFORD TRUST SECURITIES, INC.

(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

December 31, 2012

Table of Contents

SEC
Mail Processing
Section
FEB 27 2013
Washington DC
402

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

To the Sole Stockholder of
Haverford Trust Securities, Inc:

We have audited the accompanying statement of financial condition of Haverford Trust Securities, Inc. as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Haverford Trust Securities, Inc. as of December 31, 2012, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

Philadelphia, Pennsylvania
February 26, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

HAVERFORD TRUST SECURITIES, INC.
(A Wholly Owned Subsidiary of The Haverford Trust Company)

Statement of Financial Condition

December 31, 2012

Assets

Cash and cash equivalents	$	2,528,036
Brokerage commissions receivable		74,508
Due from affiliates		2,841
Other assets		27,425
Total assets	$	2,632,810

Liabilities and Stockholder's Equity

Liabilities:		
Accrued expenses and other liabilities	$	21,722
Total liabilities		21,722
Stockholder's equity:		
Common stock, $1 par value. Authorized 10,000 shares; issued and outstanding 100 shares		100
Additional paid-in capital		49,900
Retained earnings		2,561,088
Total stockholder's equity		2,611,088
Total liabilities and stockholder's equity	$	2,632,810

See accompanying notes to statement of financial condition.

(1) Business and Organization

Haverford Trust Securities, Inc. (the Company) is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority (FINRA). The Company was incorporated in 1987 and generally provides brokerage services as the introducing broker to clients of The Haverford Trust Company (HTC), the parent company.

All of the outstanding stock of the Company is owned by HTC, a state-chartered trust company and commercial bank under the laws of the Commonwealth of Pennsylvania. Effective April 1, 2010, the sole stockholder and founder of HTC, George W. Connell, created Drexel Morgan & Co., a Pennsylvania corporation, to become a bank holding company and 100% owner of HTC.

(2) Summary of Significant Accounting Policies

The following significant accounting policies are in conformity with accounting principles generally accepted in the United States of America for brokers and dealers in securities. These policies are consistently followed by the Company in the preparation of its financial statement.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(a) Related-Party Transactions

A significant percentage of the Company's operating activities is directed to Haverford Trust Securities, Inc. by The Haverford Trust Company. Therefore, the Company's operations are almost entirely dependent on decisions made by HTC.

The Company reimburses HTC pursuant to a written agreement for its proportionate share of office space, certain compensation and related benefits, office supplies, and other shared corporate expenses. The founder of the Company who is also sole stockholder of Drexel Morgan & Co. receives payments for business development and other services provided to the Company. As of December 31, 2012, due from affiliates was $2,841 and represented an amount owed from HTC for allocated expenses pursuant to the expense sharing agreements described above.

(b) Cash and Cash Equivalents

The Company defines cash and cash equivalents as highly liquid investments with maturities of less than ninety days that are not held for sale in the ordinary course of business. The carrying amount of cash equivalents in the statement of financial condition approximates its fair value. Included within cash and cash equivalents is a $25,000 deposit with the clearing broker. This represents good and free funds to assure compliance with representations, agreements, and indemnifications in the agreement between the Company and the clearing broker.

(Continued)

(c) *Income Taxes*

The Company is taxed as an S-corporation for both federal income tax purposes and Pennsylvania state income tax purposes. Therefore, there is no provision for income taxes.

The Company evaluates the S-corporation's tax positions to determine if they meet the minimum thresholds for financial statement recognition of the benefits of uncertain tax positions taken or expected to be taken in filing tax returns. Recognition of tax benefits of an uncertain tax position is required only when the position is "more likely than not" to be sustained assuming examination by taxing authorities. The Company has evaluated the S-corporation's tax positions taken or expected to be taken on income tax returns for all open periods and has concluded that no provision for income tax is required in the S-corporation's financial statements. The S-corporation's federal and state tax returns for tax years for which the applicable statutes of limitations have not expired (years 2009-2011) are subject to examination by the various jurisdictions.

(3) Fair Value Measurement

The Financial Accounting Standards Board's ASC 820-10, *Fair Value Measurements and Disclosures*, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements.

ASC 820-10 describes three levels of inputs that may be used to measure fair value:

Level 1 – Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that are accessible at the measurement date.

Level 2 – Inputs are other-than-quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 – Valuations are observed from unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The Company did not have any assets or liabilities reported at fair value on a recurring or nonrecurring basis required to be disclosed under ASC 820-10 as of December 31, 2012.

(4) Concentrations

Substantially all of the Company's cash and cash equivalents are deposited at one financial institution.

Brokerage commissions receivable of $74,508 are due from the Company's clearing broker.

(Continued)

(5) Agreement with Clearing Broker

The Company has entered into an agreement with a broker (the clearing broker) to execute securities transactions on behalf of its customers. The Company clears all of its securities transactions through this clearing broker, in an arrangement that is fully disclosed to its customers. The clearing broker remits commission revenue to the Company net of fees for clearing and other services. Substantially all revenue reported by the Company for 2012 resulted from this relationship. Full payment of the $74,508 receivable at December 31, 2012 was received from the clearing broker in January 2013.

Pursuant to the terms of the agreement between the Company and the clearing broker, the clearing broker has the right to charge the Company for losses sustained or incurred by either the Company or the clearing broker that result from an introduced account's failure to fulfill its contractual obligations. The potential loss exposure related to these obligations is not limited. During 2012, the Company did not incur any such expenses, and there was no such liability as of December 31, 2012.

(6) Subsequent Events

The Company has evaluated subsequent events through February 26, 2013, the date the financial statements were available to be issued.

(7) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. The Company had net capital of $2,576,822 at December 31, 2012, which was in excess of its required net capital of $50,000. The Company's percentage of aggregate indebtedness to net capital was 0.84% at December 31, 2012.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. Therefore, the Company claims exemption from the reserve and possession or control provisions under Rule 15c3-3 of the Securities Exchange Act of 1934 under the exemption allowed by Paragraph (k)(2)(ii) of that rule.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7
(33-REV 7/10)

For the fiscal year ended **12/31/2012**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

037730 FINRA DEC
HAVERFORD TRUST SECURITIES INC 13*13
3 RADNOR CORPORATE CTR STE 450
RADNOR PA 19087-4580

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Paul S. Rovner (610) 995-8721

SEC Mail Processing Section FEB 2013 Washington DC 402

2. A. General Assessment (item 2e from page 2) $ 3,004

B. Less payment made with SIPC-6 filed (**exclude interest**) (1,585)

7/24/2012
Date Paid

C. Less prior overpayment applied (---)

D. Assessment balance due or (overpayment) 1,419

E. Interest computed on late payment (see instruction E) for______days at 20% per annum ---

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,419

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1,419

H. Overpayment carried forward $(----)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Haverford Trust Securities, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23 day of January, 20 13.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning **1/1/2012** and ending **12/31/2012**

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,318,900
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	---
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	117,130
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	117,130
2d SIPC Net Operating Revenues	$ 1,201,770
2e. General Assessment @ .0025	$ 3,004 (to page 1, line 2.A.)

KPMG

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

To the Sole Stockholder
Haverford Trust Securities, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2012, which were agreed to by Haverford Trust Securities, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Noted there was no overpayment applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2013

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.